SAM S. MAH INC. Chartered Accountant #1850 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2	Tel: (604) 682-8858 Fax: (604) 688-8479 E-mail: sam_mah@telus.net

December 11, 2008

Alberta Securities Commission
4th Floor, 300 5th Avenue, SW
Calgary, Alberta T2P 3C4

BC Securities Commission
900 - 701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC  V7Y 1L2

Manitoba Securities Commission
500 – 400 St. Mary Avenue
Winnipeg MB
R3C 4K5

Dear Sirs:

Re:           Grand Peak Capital Corp. (the "Company")
National Instrument 51-102-Continuous Disclosure Obligations
Notice of Change of Auditor (the "Notice")
I have reviewed the Notice of Change of Auditor of the Company dated December 11, 2008 (the "Notice") and wish to advise the above-captioned securities commissions that I have read the aforementioned Notice and, based on my knowledge at the time of receipt of the Notice, that I agree with each of the statements contained therein that pertains to my resignation to be effective as of November 1, 2008.

Yours truly,

/s/ Sam S. Mah, C.A.

Sam S. Mah, C.A.